

June 24, 2024

Brian S. Peay
Chief Financial Officer
American Healthcare REIT, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, CA 92612

      Re: American Healthcare REIT, Inc.
            Form 10-K for the fiscal year ended December 31, 2023
            Form 8-K filed May 13, 2024
            File No. 001-41951

Dear Brian S. Peay:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed May 13, 2024

Exhibit 99.1, page 9

1.   We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA and have titles that are distinguished from "EBITDA", such as "Adjusted EBITDA". Reference is made to Question 103.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

2.   Please tell us and disclose in future filings the reasons why management believes that the presentation of certain non-GAAP financial measures (e.g. Cash NOI, Pro-Rata Cash NOI, Same-Store NOI, EBITDA and Adjusted EBITDA) provides useful information to investors regarding the registrant's financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction